BRUNNER MOND GROUP PLC


                          RESULTS FOR THE QUARTER ENDED
                                  31 MARCH 2001

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION

ITEM 1     FINANCIAL STATEMENTS:                                    Page

           Consolidated Profit and Loss Account for the three        3
           months ended March 31, 2000 (unaudited) and March 31,
           2001 (unaudited)

           Consolidated Profit and Loss Account for the nine         4
           months ended March 31, 2000 (unaudited) and March 31,
           2001 (unaudited)

           Consolidated Balance Sheets at June 30, 2000              5
           (audited) and March 31, 2001 (unaudited)

           Consolidated Statement of Cash Flows for the three        6
           months ended March 31, 2000 (unaudited) and March 31,
           2001 (unaudited)

           Consolidated Statement of Cash Flows for the nine         7
           months ended March 31, 2000 (unaudited) and March 31,
           2001 (unaudited)

           Notes to unaudited Consolidated Financial Statements      8

ITEM 2     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL         24
           CONDITION AND RESULTS OF OPERATIONS

ITEM 3     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET     31
           RISK


                           PART II OTHER INFORMATION

ITEM 1     LEGAL PROCEEDINGS

ITEM 2     CHANGES IN SECURITIES AND USE OF PROCEEDS

ITEM 3     DEFAULTS UPON SENIOR SECURITIES

ITEM 4     SUBMISSION OF MATTERS TO A VOTE OF SECURITY
           HOLDERS

ITEM 5     OTHER INFORMATION

ITEM 6     EXHIBITS AND REPORTS ON FORM 8-K

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                       CONSOLIDATED PROFIT & LOSS ACCOUNT
                              (AMOUNTS IN MILLIONS)



                                                     THREE             THREE
                                                    MONTHS             MONTHS
                                                     ENDED              ENDED
                                                    MARCH 31           MARCH 31
                                                      2000              2001
                                                  (UNAUDITED)        (UNAUDITED)
                                            NOTE    (POUND)M           (POUND)M

SALES                                                 36.0               39.5
Cost of sales                                        (28.0)             (29.6)
                                                    -------            -------
GROSS PROFIT                                           8.0                9.9
Other operating expenses (net)                        (6.6)              (6.7)
                                                    -------            -------
OPERATING PROFIT BEFORE AMORTIZATION OF                1.4                3.2
GOODWILL
Amortization of goodwill                              (0.7)              (0.7)
                                                    -------            -------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS              0.7                2.5
Exceptional items                             2         --              (63.0)
                                                    -------            -------

OPERATING PROFIT(LOSS)                                 0.7              (60.5)
Interest payable, exchange movement on
dollar debt and exceptional refinancing
costs                                         3       (4.9)             (11.2)
                                                    -------            -------
LOSS BEFORE TAX                                       (4.2)             (71.7)
Tax                                                     --               (0.2)
                                                    -------            -------
RETAINED LOSS FOR THE PERIOD                          (4.2)             (71.9)
                                                    -------            -------


CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                     THREE             THREE
                                                    MONTHS             MONTHS
                                                     ENDED              ENDED
                                                    MARCH 31           MARCH 31
                                                      2000              2001
                                                  (UNAUDITED)        (UNAUDITED)
                                                    (POUND)M           (POUND)M

Loss for the period                                   (4.2)             (71.9)
Currency translation differences                       0.4                1.0
                                                    -------            ------
Total recognized gains and losses relating to         (3.8)             (70.9)
the period                                          -------            ------


The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                       CONSOLIDATED PROFIT & LOSS ACCOUNT
                              (AMOUNTS IN MILLIONS)

                                                     NINE               NINE
                                                    MONTHS             MONTHS
                                                     ENDED              ENDED
                                                    MARCH 31           MARCH 31
                                                     2000               2001
                                                  (UNAUDITED)        (UNAUDITED)
                                            NOTE    (POUND)M           (POUND)M

SALES                                                110.1              116.3
Cost of sales                                        (84.3)             (85.3)
                                                    -------            -------
GROSS PROFIT                                          25.8               31.0
Other operating expenses (net)                       (19.8)             (20.4)
                                                    -------            -------
OPERATING PROFIT BEFORE AMORTIZATION OF
GOODWILL                                               6.0               10.6
Amortization of goodwill                              (2.2)              (2.2)
                                                    -------            -------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS              3.8                8.4
Exceptional items                             2         --              (64.2)
                                                    -------            -------
OPERATING PROFIT(LOSS)                                 3.8              (55.8)
Interest payable, exchange movement on
dollar debt and exceptional refinancing
costs                                         3      (15.0)             (18.9)
                                                    -------            -------
LOSS BEFORE TAX                                      (11.2)             (74.7)
Tax                                                   (0.3)               1.0
                                                    -------            -------
RETAINED LOSS FOR THE PERIOD                         (11.5)             (73.7)
                                                    -------            -------


CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                     NINE               NINE
                                                    MONTHS             MONTHS
                                                     ENDED              ENDED
                                                    MARCH 31           MARCH 31
                                                     2000               2001
                                                  (UNAUDITED)        (UNAUDITED)
                                                    (POUND)M           (POUND)M

Loss for the period                                  (11.5)             (73.7)
Currency translation differences                       0.5                0.9
                                                    -------            -------
Total recognized gains and losses relating to        (11.0)             (72.8)
the period                                          -------            -------


The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                           CONSOLIDATED BALANCE SHEET
                              (AMOUNTS IN MILLIONS)



                                                         AS AT       AS AT
                                                        JUNE 30    MARCH 31
                                                         2000        2001
                                                       (AUDITED)  (UNAUDITED)
                                                NOTE    (POUND)M    (POUND)M

FIXED ASSETS
Intangible assets - goodwill                               52.3         --
Tangible assets                                           107.9       106.7
                                                         -------      ------
                                                          160.2       106.7
CURRENT ASSETS
Stocks                                            4        11.3        11.1
Debtors                                                    23.5        24.5
Cash at bank and in hand                                    7.2        10.4
                                                         -------      ------
                                                           42.0        46.0
CREDITORS: Amounts falling due within one year            (48.4)      (43.5)
                                                         -------      ------
NET CURRENT (LIABILITIES)ASSETS                            (6.4)        2.5
                                                         -------      ------
TOTAL ASSETS LESS CURRENT LIABILITIES                     153.8       109.2
CREDITORS: Amounts falling due after more than           (143.7)     (170.9)
one year
PROVISIONS FOR LIABILITIES AND CHARGES                     (6.6)       (7.6)
                                                         -------      ------
NET ASSETS(LIABILITIES)                                     3.5       (69.3)
                                                         -------      ------
CAPITAL AND RESERVES

Called-up share capital                                     0.1         0.1
Share premium account                                      12.9        12.9
Other reserves                                             18.0        18.0
Foreign currency translation reserve                       (2.0)       (1.1)
Profit and loss account                                   (25.5)      (99.2)
                                                         -------      ------
EQUITY SHAREHOLDERS' FUNDS(DEFICIT)                         3.5       (69.3)
                                                         -------      ------



The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                        CONSOLIDATED CASH FLOW STATEMENT
                              (AMOUNTS IN MILLIONS)


                                                       THREE           THREE
                                                    MONTHS ENDED    MONTHS ENDED
                                                      MARCH 31        MARCH 31
                                                        2000            2001
                                                    (UNAUDITED)     (UNAUDITED)
                                              NOTE   (POUND)M         (POUND)M

NET CASH INFLOW FROM OPERATING ACTIVITIES       6      2.0             2.4
                                                      ------          ------
RETURN ON INVESTMENTS AND SERVICING OF
FINANCE

Interest paid (net)                                   (8.8)           (8.4)
Cost of restructuring the balance sheet                 --            (1.2)
                                                      ------          ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                              (8.8)           (9.6)
                                                      ------          ------
TAXATION
UK Corporation tax paid                                 --            (0.1)
                                                      ------          ------
TAX PAID                                                --            (0.1)
                                                      ------          ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                     (2.3)           (1.8)
Income from sale of fixed assets                       0.2              --
                                                      ------          ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE
AND FINANCIAL INVESTMENT                              (2.1)           (1.8)
                                                        --            ------
NET CASH OUTFLOW BEFORE FINANCING                     (8.9)           (9.1)
                                                      ------          ------
FINANCING
Expenses paid in connection with raising debt         (0.2)              --
Income received from Grants                            0.3             1.1
New bank loans                                        12.9             9.8
Guaranteed loan notes                                 (7.1)              --
Repayment of debt                                     (0.5)           (1.0)
                                                      ------          ------
NET CASH INFLOW FROM FINANCING                         5.4             9.9
                                                      ------          ------
(DECREASE)INCREASE IN CASH                            (3.5)            0.8
                                                      ------          ------


The accompanying notes are an integral part of these consolidated financial statements.

                                                       NINE            NINE
                                                    MONTHS ENDED    MONTHS ENDED
                                                      MARCH 31        MARCH 31
                                                        2000            2001
                                                    (UNAUDITED)     (UNAUDITED)
                                              NOTE   (POUND)M         (POUND)M

NET CASH INFLOW FROM OPERATING ACTIVITIES       6      10.9            8.4
                                                      ------         ------
RETURNS ON INVESTMENTS AND SERVICING OF
FINANCE
Interest paid                                         (18.0)         (18.1)
Sale of hedge                                            --            8.2
Cost of restructuring the balance sheet                  --           (1.2)
                                                      ------         ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                              (18.0)         (11.1)
                                                      ------         ------
TAXATION
UK Corporation tax paid                                (0.3)          (0.1)
Overseas tax paid                                      (0.7)            --
                                                      ------         ------
TAX PAID                                               (1.0)          (0.1)
                                                      ------         ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                      (6.5)         (12.6)
Income from sale of fixed assets                        0.5            0.1
                                                      ------         ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE
AND FINANCIAL INVESTMENT                               (6.0)         (12.5)
                                                      ------         ------
NET CASH OUTFLOW BEFORE FINANCING                     (14.1)         (15.3)
                                                      ------         ------
FINANCING
Expenses paid in connection with raising debt          (0.2)            --
Income received from Grants                             0.3            4.7
New bank loans                                         16.4           18.4
Guaranteed loan notes repaid                           (7.1)            --
Repayment of debt                                      (1.0)          (4.3)
Finance leases                                            --          (0.4)
                                                      ------         ------
NET CASH INFLOW FROM FINANCING                          8.4           18.4
                                                      ------         ------

(DECREASE)INCREASE IN CASH                             (5.7)           3.1
                                                      ------         ------


The accompanying notes are an integral part of these consolidated financial statements.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)

NOTE 1      BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Brunner Mond Group PLC and its subsidiaries. The financial statements do not include certain footnotes required by generally accepted accounting principles. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position and results for the interim period have been included.

The results of operations for the nine months ended March 31, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year, which ends on June 30, 2001.

The consolidated financial statements of the Group have been prepared in pounds sterling and in accordance with generally accepted accounting principles in the U.K. ("U.K. GAAP"). The accounting principles differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").

These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended June 30, 2000 included in the Group's 20-F.

NOTE 2      EXCEPTIONAL ITEMS

The provision for exceptional items comprises the following:

                                                THREE         THREE
                                               MONTHS        MONTHS
                                                ENDED         ENDED
                                              MARCH 31      MARCH 31
                                                2000          2001
                                             (UNAUDITED)   (UNAUDITED)
                                              (POUND)M       (POUND)M

Impairment of goodwill                          --            50.1
Impairment of fixed assets                      --             9.9
Provision for demolition of power stations
and other redundant buildings                                  3.0
                                               -------      ------
                                                --            63.0
                                               -------      ------

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)



                                                NINE          NINE
                                               MONTHS        MONTHS
                                                ENDED         ENDED
                                              MARCH 31      MARCH 31
                                                2000          2001
                                             (UNAUDITED)   (UNAUDITED)
                                              (POUND)M       (POUND)M

Impairment of goodwill                             --           50.1
Impairment of fixed assets                         --            9.9
Provision for demolition of power stations
and other redundant buildings                      --            3.0
Provision for redundancies                         --            1.2
                                               -------        ------
                                                   --           64.2


The (pound)60.0 million provision for the impairment of goodwill and fixed assets relating to Brunner Mond Limited, recognises that the value of the business has been adversely affected by the reduction in soda ash prices experienced since the Group was acquired by Brunner Mond Group plc in 1998.

The provision for the demolition of power stations and other redundant buildings, increases the existing provision for the demolition of the power stations to (pound)4.5 million and creates a provision of (pound)0.1 million for the demolition of other redundant buildings. The three power stations were closed when the new Powergen co-generation plant was commissioned in August 2000. The actual cost of demolition will depend upon value of scrap materials recovered when the buildings are demolished.

The provision for redundancies relates to the settlements paid and payable to 24 employees on their being made redundant. 8 of these employees had left the Group by the March 31, 2001 and the remainder is expected to leave by the end of 2001.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)

NOTE 3      INTEREST PAYABLE, EXCHANGE MOVEMENT ON DOLLAR DEBT AND REFINANCING
            COSTS

                                                 THREE         THREE
                                                MONTHS        MONTHS
                                                 ENDED         ENDED
                                               MARCH 31      MARCH 31
                                                 2000          2001
                                              (UNAUDITED)   (UNAUDITED)
                                                (POUND)M      (POUND)M

Interest payable (net)                              4.9          5.3
Exchange movement on dollar debt                     --          4.7
Exceptional refinancing costs                        --          1.2
                                                  ------      ------
                                                    4.9         11.2
                                                  ------      ------



                                                  NINE        NINE
                                                 MONTHS      MONTHS
                                                 ENDED        ENDED
                                                MARCH 31     MARCH 31
                                                  2000         2001
                                              (UNAUDITED)  (UNAUDITED)
                                                (POUND)M     (POUND)M

Interest payable (net)                             15.0         15.6
Exchange movement on dollar debt                     --          2.1
Exceptional refinancing costs                        --          1.2
                                                  ------      ------
                                                   15.0         18.9
                                                  ------      ------


FINANCING COSTS (NET)

Net financing costs for the three months to March 31, 2001 increased by (pound)6.3 million to (pound)11.2 million and for the nine months to March 31, 2001 increased by (pound)3.9 million to (pound)18.9 million respectively compared to the equivalent periods ended March 31, 2000. The increase mainly relates to the exchange loss that arose on revaluing the Dollar Notes to March 31, 2001 exchange rates and (pound)1.2 million that has been incurred in connection with restructuring the Group balance sheet. The interest charges within these figures increased by (pound)0.4 million and (pound)0.6 million respectively to (pound)5.3 million and (pound)15.6 million for the quarter and nine months ended March 31, 2001 compared to (pound)4.9 million and (pound)15.0 million in the equivalent period in 2000. There was no gain or loss on the

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


Dollar Notes in the comparative period because the exchange exposure on this debt was hedged until September 18, 2000.

The exceptional refinancing costs are the expenses relating to the restructuring of the balance sheet.

During the nine months the Company unwound the part of the currency swap relating to exposure to movements in the US dollar/sterling exchange rates on the principal of $125 million US dollar denominated Senior Subordinated Notes (the "Dollar Notes"). This resulted in a receipt of (pound)8.2 million and loss due to a revaluation of the debt at March 31, 2001 of (pound)10.3 million from (pound)78.1 million to (pound)88.4 million. The net effect in the nine months to March 31, 2001 of realising the (pound)8.2 million gain on unwinding the hedge and on recognising the (pound)10.3 million increase in the sterling equivalent of the Dollar Notes is a loss of (pound)2.1 million.

On 28 March 2001, the Company cancelled all of the hedges against foreign exchange exposure to movements in the US Dollar against Sterling in relation to US Dollar interest payments on the US Dollar Denominated Notes. This (pound)0.2 million cancellation cost is included in interest expense.

NOTE 4      ANALYSIS OF STOCKS

                                                  AS AT       AS AT
                                                 JUNE 30     MARCH 31
                                                  2000         2001
                                                (AUDITED)  (UNAUDITED)
                                                 (POUND)M    (POUND)M

Raw materials and consumables                        5.1         5.9
Finished goods and goods for resale                  5.9         4.8
Work in progress                                     0.3         0.4
                                                  ------      ------
                                                    11.3        11.1
                                                  ------      ------

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 5      ANALYSIS OF NET DEBT

                                                  AS AT       AS AT
                                                 JUNE 30     MARCH 31
                                                  2000         2001
                                                (AUDITED)  (UNAUDITED)
                                                (POUND)M     (POUND)M

Falling due within one year:
Guaranteed Loan Notes (floating rate, LIBOR
less 0.5%)                                          5.0          4.7
Other (floating rate, LIBOR plus 3.0%)              1.1          1.1
Obligations under finance leases                    0.1          0.2
                                                 -------     -------
                                                    6.2          6.0
                                                 -------     -------

Falling due after one year:
Senior debt (floating rate, LIBOR plus 2.0%)
- Banks                                            18.8         32.3

Senior debt (floating rate, LIBOR plus 2.0%,
and fixed rate at 15%) - Shareholders               4.6          6.5
$125.0 million 11% Senior Subordinated Notes
2008                                               78.1         88.4
(pound)50 million 12 1/2
Senior Subordinated Notes 2008                     50.0         50.0
Other (floating rate, LIBOR plus 3.0%)              2.2          1.3
Obligations under finance lease                      --          1.5
Debt issuance costs                               (10.0)        (9.1)
                                                 -------     --------
                                                  143.7        170.9
Total debt                                        149.9        176.9
                                                 -------     --------

The Guaranteed Unsecured Loan Notes ("GULS") were offered by the Company in lieu of cash as part of the offer to the former shareholders of Brunner Mond Limited. These notes are guaranteed by the syndicate of banks led by Chase Manhattan (the "Syndicate"), for which the Group pays a 2% guarantee fee. The notes are redeemable for cash at six monthly intervals at the Noteholders' option. Redemptions will be financed by drawing on an unutilized but committed element of the senior term loan facility. The GULS are repayable in full by June 30, 2003.

In July 1998, the Company raised $125.0 million in principal aggregate amount of 11% Senior Subordinated Notes 2008 ("the Dollar Notes") as part of the financing raised to acquire Brunner Mond Limited and its subsidiaries. The exchange exposure on this debt was hedged by entering into a five year swap agreement under which the principal and interest was swapped at an effective exchange rate of (pound)1=$1.60 and the interest was swapped at a rate of 12.28%. On September 18, 2000, the part of this swap that covered the principal was unwound to realize (pound)8.2 million. In October 2000, (pound)3.1 million of the (pound)8.2 million was used to make a prepayment on the term loan tranche of the

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


Senior Facility, and the remaining (pound)5.1 million has been used to repay part of the revolving tranche (Tranche D), of the Senior Facility. The availability under Tranche D has not been reduced as a result of this repayment.

The Senior Debt is drawn on a (pound)105 million term loan and revolving credit facility provided by the Syndicate. The availability under this facility reduced to (pound)50 million in July 1998 when the Dollar Notes and the (pound)50 million 12.5% Senior Subordinated Notes 2008 ("the Sterling Notes") were issued. It was subsequently increased to (pound)60.0 million in April 2000, and then reduced to (pound)53.0 million in October 2000, when a (pound)7 million facility which had been made available by the Investor Group, lapsed. The facility was reduced by a further (pound)3.1 million to (pound)49.9 million in October 2000 when (pound)3.1 million of the (pound)8.2 million proceeds of the sale of currency swap was used to make a prepayment of the term loan. The (pound)49.9 million facility comprises (i) A revolving credit facility of (pound)20.0 million, under which (pound)19.9 million was drawn at March 31, 2001 and is repayable in full in July 2005, (ii) a term loan facility of (pound)12.2 million using Dutch Guilder/Sterling exchange Rates at the date the facility was created, (as at March 31, 2001 this figure was (pound)11.7 million), under which (pound)7.1 million was drawn at March 31, 2001 and is to be repaid in instalments with the first repayment to be made in October 2001 and thereafter in six monthly instalments in April 2002 and ending in July 2005; (iii) a (pound)10.0 million Capital Expenditure facility under which (pound)4.3 million was drawn March 31, 2001 (drawings under the capital expenditure facility will be repayable in full in July 2005), (iv) a term loan facility of NLG 15.9 million ((pound)4.7 million equivalent using the Exchange Rates at draw down and (pound)4.5 million equivalent as at March 31, 2001) provided by shareholders which is repayable in full in July 2005 and (v) a (pound)3.0 million revolving facility provided by shareholders which is repayable in full in July 2005 and which was fully drawn at March 31, 2001. Amendments to the Senior Facility which were agreed in April 2000 made (pound)3.0 million of the Capital Expenditure facility available on a revolving basis for general corporate purposes. Of the (pound)4.3 million drawn on the Capital Expenditure facility at March 31, 2001, (pound)2.0 million was drawn on the (pound)3.0 million made available on a revolving basis.

In February 1999, in response to the deteriorating global soda ash market, amendments to the Company's Senior Facility Agreement were implemented. Under these amendments the shareholders (the 'Investor Group') of Starnhurst PLC, Brunner Mond Group PLC's ultimate parent, joined the syndicate of banks to make a new (pound)5 million loan (the 'New Loan') to the Company. The New Loan did not increase the total indebtedness of the Company, but was used to pre-pay the repayments of the Senior Facility due in 1999, 2000 and in January, 2001. The Company also agreed not to draw upon the (pound)10 million Capital Expenditure Facility without the unanimous consent of the bank syndicate. In addition, the amendments relaxed the banking covenants which applied during calendar year 2000, and introduced a requirement that each quarter the Company would certify that its forecasts confirm that the Company would be in compliance with its banking covenants during the period to December 2000.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)

The further reduction in soda ash prices in late 1999 adversely affected expectations for calendar year 2000 and as a result the Company did not expect to be able to meet the covenants which had been set for calendar years 2000 and 2001. Following discussions with its Senior Lenders it was agreed that the borrowing covenants should again be relaxed and accordingly the Company's Senior Facility Agreement was amended in April 2000. Under these amendments the Investor Group made a new (pound)10.0 million loan facility (the "Investor Facility") available to the Company. (pound)3.0 million of Investor Facility can be used for general corporate purposes and the other (pounD)7.0 million was available until October 31, 2000 for refinancing other borrowings, subject to receiving the approval of the Investor Group. This (pound)7.0 million facility lapsed on October 31, 2000. These amendments also extended the requirement that each quarter the Company would certify that its forecasts confirm that the Company's existing facilities will be adequate during the following twelve months. In addition, the Senior Lenders also agreed to make (pound)3.0 million of the (pound)10.0 million Capital Expenditure Facility available for general corporate purposes.

The covenants set in April 2000 for 2001 and 2002, the size of the additional facility provided by the Investor Group and the amount of the existing capital expenditure facility made available by the Senior Lenders for general corporate purposes were based upon projections that assumed an improvement in the soda ash market during those periods and further improvements in the Company's cost base.

The Company experienced difficult trading conditions during 2000 attributable to continued weak pricing, and difficulties with Powergen's co-generation plant. Although the Company did secure improvements in its contracted soda ash prices for calendar year 2001, it remained concerned about its ability to continue to meet its banking covenants throughout 2001.

The Company has engaged financial and legal advisers to help with a review of the alternatives for restructuring certain of its debt obligations with a view to strengthening the Company's capital base. This review concluded that the preferred alternative is likely to include a proposal that the Dollar and Sterling Notes should be restructured and the Note Holders were therefore invited to form an Ad Hoc Committee to enter into negotiations with the Company. These negotiations are covered by confidentiality undertakings. Negotiations are continuing. The Ad Hoc Committee, comprises representatives of Aberdeen Asset Managers Limited, Barclays Bank PLC, CFSC Wayland Advisers Inc., Chase Manhattan International Limited, Citibank International plc, and Westdeutsche Landesbank Girozentrale.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)

The Company does not expect to be able to meet all of its banking covenants on May 30, 2001. The Syndicate is fully aware of the situation and supports the current restructuring discussions. The success of these negotiations is essential to the ability of the Company to continue to trade.

NOTE  6     ANALYSIS OF NET CASH FLOW FROM OPERATING ACTIVITIES

                                         THREE MONTHS     THREE MONTHS
                                             ENDED           ENDED
                                           MARCH 31         MARCH 31
                                             2000             2001
                                          (UNAUDITED)     (UNAUDITED)
                                            (POUND)M        (POUND)M

OPERATING PROFIT BEFORE EXCEPTIONAL           0.7             2.5
ITEMS
Depreciation                                  2.2             2.2
Amortization of goodwill                      0.7             0.7
                                           -------         ------
EBITDA *                                      3.6             5.4
Movement in working capital                  (1.3)           (2.5)
Exceptional items                            (0.2)           (0.5)
Profit on sale of assets                     (0.1)             --
                                           -------         ------
NET CASH INFLOW FROM OPERATING
ACTIVITIES                                    2.0             2.4
                                           -------         ------


*  Earnings before interest, tax, depreciation and amortization

                                          NINE MONTHS     NINE MONTHS
                                             ENDED           ENDED
                                           MARCH 31         MARCH 31
                                             2000             2001
                                          (UNAUDITED)     (UNAUDITED)
                                            (POUND)M        (POUND)M

OPERATING  PROFIT  BEFORE   EXCEPTIONAL
ITEMS                                         3.8             8.4
Depreciation                                  6.7             6.6
Amortization of goodwill                      2.2             2.2
                                           ------          -------
EBITDA*                                      12.7            17.2
Movement in working capital                    --            (7.0)
Exceptional items                            (1.5)           (1.7)
Profit on sale of assets                     (0.3)           (0.1)
                                           ------          -------
NET CASH INFLOW FROM OPERATING
ACTIVITIES                                   10.9             8.4
                                           ------          -------

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 7      SUPPLEMENTARY INFORMATION

The following supplemental financial statements, prepared in accordance with U.K. GAAP, reflect the combined historical financial position, profit and loss account and cash flows of Brunner Mond Group PLC, subsidiaries of the Group who are or will be guarantors of the Group's senior subordinated indebtedness and non-guarantor subsidiaries. The non-guarantor subsidiaries consist of the African operating subsidiaries of the Group.


                                                 FOR THE 3 MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
                                       PARENT       GUARANTOR     NON-GUARANTOR  ELIMINATIONS       COMBINED
                                       COMPANY       MEMBERS        MEMBERS
                                      (POUND)M       (POUND)M       (POUND)M         (POUND)M        (POUND)M

SALES                                    --           32.0             4.0             --              36.0
Cost of Sales                            --          (26.7)           (1.3)            --             (28.0)
                                      -------        ------           ------         -------         -------
GROSS PROFIT                             --            5.3             2.7             --               8.0
Other operating expenses (net)           --           (3.8)           (2.8)            --              (6.6)
Amortization of goodwill                 --            --               --           (0.7)             (0.7)
                                      -------        ------           ------         -------         -------
OPERATING PROFIT(LOSS)                   --            1.5            (0.1)          (0.7)              0.7
Net interest payable                     (4.8)        (0.1)             --             --              (4.9)
                                      -------        ------           ------         -------         -------
(LOSS)PROFIT  BEFORE TAX                 (4.8)         1.4            (0.1)          (0.7)             (4.2)
Tax                                      --            --               --             --                --
Dividend                                  5.0         (5.0)             --             --                --
                                      -------        ------           ------         -------         -------
RETAINED PROFIT(LOSS)                     0.2         (3.6)           (0.1)          (0.7)             (4.2)
                                      -------        ------           ------         -------         -------


                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


                                                 FOR THE 3 MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
                                       PARENT       GUARANTOR      NON-GUARANTOR   ELIMINATIONS       COMBINED
                                       COMPANY       MEMBERS         MEMBERS
                                      (POUND)M       (POUND)M        (POUND)M           (POUND)M     (POUND)M

SALES                                    --           34.3             5.2              --             39.5
Cost of Sales                            --          (27.8)           (1.8)             --            (29.6)
                                      -------        ------           ------         -------         -------
GROSS PROFIT                             --            6.5             3.4              --              9.9
Other operating expenses (net)           --           (3.7)           (3.0)             --             (6.7)
Amortization of goodwill                 --             --              --            (0.7)            (0.7)
                                      -------        ------           ------         -------         -------
OPERATING PROFIT(LOSS) BEFORE
EXCEPTIONAL ITEMS                        --            2.8             0.4            (0.7)             2.5
Exceptional items                       (60.0)       (12.9)                            9.9            (63.0)
                                      -------        ------           ------         -------         -------
OPERATING (LOSS)PROFIT                  (60.0)       (10.1)            0.4             9.2            (60.5)
Net interest payable                     (9.8)        (1.3)           (0.1)             --            (11.2)
                                      -------        ------           ------         -------         -------
(LOSS)PROFIT BEFORE TAX                 (69.8)       (11.4)            0.3             9.2            (71.7)
Tax                                        --           --            (0.2)             --             (0.2)
Dividend                                   --           --              --              --               --
                                      -------        ------           ------         -------         -------
RETAINED (LOSS)PROFIT                   (69.8)       (11.4)            0.1             9.2            (71.9)
                                      -------        ------           ------         -------         -------


                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 7      SUPPLEMENTARY INFORMATION (CONTINUED)

                                                 FOR THE 9 MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
                                       PARENT       GUARANTOR     NON-GUARANTOR  ELIMINATIONS       COMBINED
                                       COMPANY       MEMBERS        MEMBERS
                                      (POUND)M       (POUND)M       (POUND)M        (POUND)M        (POUND)M

SALES                                    --             98.0          12.1             --             110.1
Cost of Sales                            --            (80.5)         (3.8)            --             (84.3)
                                      -------          ------        ------          -------         -------
GROSS PROFIT                             --             17.5           8.3             --              25.8
Other operating expenses (net)           --            (12.2)         (7.6)            --             (19.8)
Amortization of goodwill                 --               --            --            (2.2)            (2.2)
                                      -------          ------        ------          -------         -------
OPERATING PROFIT(LOSS)                   --              5.3           0.7            (2.2)             3.8
Net interest payable                    (14.5)          (0.3)         (0.2)                           (15.0)
                                      -------          ------        ------          -------         -------
(LOSS)PROFIT BEFORE TAX                 (14.5)           5.0           0.5            (2.2)           (11.2)
Tax                                       --              --          (0.3)             --             (0.3)
Dividend                                  5.0           (5.0)           --              --               --
                                      -------          ------        ------          -------         -------
RETAINED (LOSS)PROFIT                    (9.5)            --           0.2            (2.2)           (11.5)
                                      -------          ------        ------          -------         -------





                                                 FOR THE 9 MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
                                       PARENT       GUARANTOR     NON-GUARANTOR  ELIMINATIONS       COMBINED
                                       COMPANY       MEMBERS        MEMBERS
                                      (POUND)M       (POUND)M       (POUND)M        (POUND)M        (POUND)M

SALES                                    --             99.1          17.2              --            116.3
Cost of Sales                            --            (79.5)         (5.8)             --            (85.3)
                                      -------          ------        ------          -------         -------
GROSS PROFIT                             --             19.6          11.4              --             31.0
Other operating expenses (net)           --            (10.7)         (9.7)             --            (20.4)
Amortization of goodwill                 --               --            --            (2.2)            (2.2)
                                      -------          ------        ------          -------         -------
OPERATING PROFIT BEFORE
EXCEPTIONAL ITEMS                        --              8.9           1.7            (2.2)             8.4
Exceptional items                       (60.0)         (14.1)           --             9.9            (64.2)
                                      -------          ------        ------          -------         -------
OPERATING (LOSS)PROFIT                  (60.0)          (5.2)          1.7             7.7            (55.8)
Net interest payable                    (17.2)          (1.4)         (0.3)             --            (18.9)
                                      -------          ------        ------          -------         -------
(LOSS)PROFIT BEFORE TAX                 (77.2)          (6.6)          1.4             7.7            (74.7)
Tax                                       --             1.4          (0.4)             --              1.0
Dividend                                  --              --            --              --               --
                                      -------          ------        ------          -------         -------
RETAINED (LOSS)PROFIT                   (77.2)          (5.2)          1.0             7.7            (73.7)
                                      -------          ------        ------          -------         -------


                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE  7     SUPPLEMENTARY INFORMATION (CONTINUED)


                                                                 JUNE 30, 2000    (AUDITED)
                                                           NON
                                       PARENT    GUARANTOR GUARANTOR
                                      COMPANY    MEMBERS  MEMBERS       ELIMINATION     COMBINED
                                      (POUND)M  (POUND)M  (POUND)M       (POUND)M       (POUND)M
FIXED ASSETS
Tangible Assets - Goodwill               --       --       --               52.3          52.3
Tangible assets
-Cost                                    --      148.5     18.5            (41.6)        125.4
-Accumulated depreciation                --      (52.9)    (6.2)            41.6         (17.5)
                                      -------  --------   ------          -------        ------
-Net book value                          --       95.6     12.3             --           107.9
-Investments                            148.6     --        4.6           (153.2)         --
                                      -------  --------   ------          -------        ------
                                        148.6     95.6     16.9           (100.9)        160.2
CURRENT ASSETS
Stock
-Raw materials                           --        4.2      0.9             --             5.1
-Work in progress                        --        0.2      0.1             --             0.3
-Finished goods                          --        4.8      1.1                            5.9
                                      -------  --------   ------          -------        ------
                                         --        9.2      2.1             --            11.3
Debtors
-Trade debtors                           --       16.4      4.7             --            21.1
-Other debtors and prepayments           16.2     75.2      3.5            (92.5)          2.4
                                      -------  --------   ------          -------        ------
                                         16.2     91.6      8.2            (92.5)         23.5
Cash at bank and in hand                           5.5      1.7                            7.2
                                      -------  --------   ------          -------        ------
                                         16.2    106.3     12.0            (92.5)         42.0

CREDITORS: AMOUNTS FALLING DUE
WITHIN ONE YEAR
-Trade creditors                         --      (23.6)    (1.6)            --           (25.2)
-Other current liabilities              (21.5)   (41.7)   (10.0)            50.0         (23.2)
                                      -------  --------   ------          -------        ------
NET CURRENT (LIABILITIES)ASSETS          (5.3)    41.0      0.4            (42.5)         (6.4)
                                      -------  --------   ------          -------        ------
TOTAL ASSETS LESS CURRENT
LIABILITIES                             143.3    136.6     17.3           (143.4)        153.8
CREDITORS: Amounts falling due
 after more than one year
-Long term debt                        (141.4)   (40.9)    (3.9)            42.5        (143.7)
PROVISIONS FOR LIABILITIES AND
 CHARGES                                 --       (6.3)    (0.3)            --            (6.6)
                                      -------  --------   ------          -------        ------
NET ASSETS                                1.9     89.4     13.1           (100.9)          3.5
                                      =======  ========   ======          =======        ======
CAPITAL AND RESERVES
Called-up share capital                   0.1      7.6     --               (7.6)          0.1
Share premium account                    12.9      3.0      0.3             (3.3)         12.9
Goodwill reserve                         --       --        1.9             (1.9)         --
Other reserves                           18.0     14.2     --              (14.2)         18.0
Foreign currency translation
 reserve                                  0.1      0.4      2.3             (4.8)         (2.0)
Profit and loss account                 (29.2)    64.2      8.6            (69.1)        (25.5)
                                      -------  --------   ------          -------        ------
SHAREHOLDERS' FUNDS                       1.9     89.4     13.1           (100.9)          3.5
                                      =======  ========   ======          =======        ======


                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 7    SUPPLEMENTARY INFORMATION (CONTINUED)

                                                            MARCH 31, 2001 (UNAUDITED)
                                             PARENT      GUARANTOR      NON-    ELIMINATIONS   COMBINED
                                             COMPANY      MEMBERS    GUARANTOR
                                                                      MEMBERS
                                            (POUND)M     (POUND)M    (POUND)M     (POUND)M     (POUND)M
FIXED ASSETS
Tangible assets - goodwill                      --           --          --           --           --
Tangible assets
- Cost                                          --          161.1        20.9        (41.6)       140.4
- Accumulated depreciation                      --          (67.6)       (7.7)        41.6        (33.7)
                                             -------      -------     -------      -------      -------
- Net book value                                --           93.5        13.2         --          106.7
- Investments                                   88.6         --           4.6        (93.2)        --
                                             -------      -------     -------      -------      -------
                                                88.6         93.5        17.8        (93.2)       106.7
CURRENT ASSETS
Stock
- Raw materials                                 --            4.9         1.5         --            6.4
- Work in progress                              --            0.3        --           --            0.3
- Finished goods                                --            4.2         0.2         --            4.4
                                             -------      -------     -------      -------      -------
                                                --            9.4         1.7         --           11.1
DEBTORS
- Trade debtors                                 --           18.1         4.3         --           22.4
- Other debtors and prepayments                 16.2         72.0         3.4        (89.5)         2.1
                                             -------      -------     -------      -------      -------
                                                16.2         90.1         7.7        (89.5)        24.5
Cash at bank and in hand                        --            8.2         2.2         --           10.4
                                             -------      -------     -------      -------      -------
                                                16.2        107.7        11.6        (89.5)        46.0
CREDITORS:  AMOUNTS FALLING
DUE WITHIN ONE YEAR
- Trade creditors                               --          (17.1)       (2.2)        --          (19.3)
- Other current liabilities                    (11.9)       (48.1)      (11.1)        46.9        (24.2)
                                             -------      -------     -------      -------      -------
NET CURRENT ASSETS(LIABILITIES)                  4.3         42.5        (1.7)       (42.6)         2.5
TOTAL ASSETS LESS CURRENT LIABILITIES           92.9        136.0        16.1       (135.8)       109.2
CREDITORS: AMOUNTS FALLING
DUE AFTER MORE THAN ONE YEAR
- Long term debt                              (168.1)       (44.6)       (0.8)        42.6       (170.9)
PROVISIONS FOR LIABILITIES AND CHARGES          --           (7.3)       (0.3)        --           (7.6)
                                             -------      -------     -------      -------      -------
NET ASSETS                                     (75.2)        84.1        15.0        (93.2)       (69.3)
                                             =======      =======     =======      =======      =======

CAPITAL AND RESERVES
Called-up share capital                          0.1          7.6        --           (7.6)         0.1
Share premium account                           12.9          3.0         0.3         (3.3)        12.9
Goodwill reserve                                --           --           1.9         (1.9)        --
Other reserves                                  18.2         14.4         3.3        (19.0)        16.9
Profit and loss account                       (106.4)        59.1         9.5        (61.4)       (99.2)
                                             -------      -------     -------      -------      -------
SHAREHOLDERS' FUNDS                            (75.2)        84.1        15.0        (93.2)       (69.3)
                                             =======      =======     =======      =======      =======

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 7    SUPPLEMENTARY INFORMATION (CONTINUED)

                                                         FOR THE 3 MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
                                                        PARENT       GUARANTOR   NON-GUARANTOR    COMBINED
                                                        COMPANY       MEMBERS       MEMBERS
                                                       (POUND)M      (POUND)M      (POUND)M       (POUND)M
NET CASH INFLOW(OUTFLOW) FROM OPERATING
ACTIVITIES                                                 --             1.5           0.5            2.0
                                                         ------        ------        ------         ------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid (net)                                        (8.8)         --            --             (8.8)
                                                         ------        ------        ------         ------

NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                                   (8.8)         --            --             (8.8)
                                                         ------        ------        ------         ------

TAXATION
UK taxation paid                                           --            --            --             --
                                                         ------        ------        ------         ------
TAX PAID                                                   --            --            --             --
                                                         ------        ------        ------         ------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                          --            (1.6)         (0.7)          (2.3)
Income from Grants                                         --             0.3          --              0.3
Income from sale of fixed assets                           --             0.1           0.1            0.2
                                                         ------        ------        ------         ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT                                       --            (1.2)         (0.6)          (1.8)
                                                         ------        ------        ------         ------
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                 (8.8)          0.3          (0.1)          (8.6)
                                                         ------        ------        ------         ------
FINANCING
Expenses paid in connection with raising debt              (0.2)         --            --             (0.2)
Repayment of debt                                          (7.1)         --            (0.5)          (7.6)
New bank loans                                             12.9          --            --             12.9
Loans paid by Group companies                               1.5          (1.5)         --             --
                                                         ------        ------        ------         ------
NET CASH INFLOW (OUTFLOW) FROM FINANCING                    7.1          (1.5)         (0.5)           5.1
                                                         ------        ------        ------         ------
DECREASE IN CASH                                           (1.7)         (1.2)         (0.6)          (3.5)
                                                         ======        ======        ======         ======

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 7   SUPPLEMENTARY INFORMATION (CONTINUED)

                                                       FOR THE 3 MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
                                                       PARENT       GUARANTOR   NON-GUARANTOR   COMBINED
                                                       COMPANY       MEMBERS       MEMBERS
                                                      (POUND)M      (POUND)M      (POUND)M      (POUND)M

NET CASH INFLOW(OUTFLOW) FROM OPERATING
ACTIVITIES                                                --             1.6           0.8           2.4
                                                        ------        ------        ------        ------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid (net)                                       (8.4)         --            --            (8.4)
Cost of restructuring the balance sheet                   (1.2)         --            --            (1.2)
                                                        ------        ------        ------        ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                                  (9.6)         --            --            (9.6)
                                                        ------        ------        ------        ------

TAXATION
UK taxation paid                                          --            (0.1)         --            (0.1)
                                                        ------        ------        ------        ------
TAX PAID                                                  --            (0.1)         --            (0.1)
                                                        ------        ------        ------        ------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                         --            (1.6)         (0.2)         (1.8)
                                                        ------        ------        ------        ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT                                      --            (1.6)         (0.2)         (1.8)
                                                        ------        ------        ------        ------
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                (9.6)         (0.1)          0.6          (9.1)
                                                        ------        ------        ------        ------
FINANCING
Grant receipts                                            --             1.1          --             1.1
Repayment of debt                                         (0.5)         --            (0.5)         (1.0)
New bank loans                                             9.8          --            --             9.8
Loans paid by Group companies                              0.3          (0.3)         --            --
                                                        ------        ------        ------        ------
NET CASH INFLOW (OUTFLOW) FROM FINANCING                   9.6           0.8          (0.5)          9.9
                                                        ------        ------        ------        ------
(DECREASE)INCREASE  IN CASH                               --             0.7           0.1           0.8
                                                        ======        ======        ======        ======

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 7    SUPPLEMENTARY INFORMATION (CONTINUED)

                                                         FOR THE 9 MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
                                                         PARENT       GUARANTOR   NON-GUARANTOR    COMBINED
                                                        COMPANY        MEMBERS       MEMBERS
                                                        (POUND)M      (POUND)M      (POUND)M       (POUND)M
NET CASH INFLOW FROM OPERATING ACTIVITIES                   --             9.9           1.0           10.9
                                                          ------        ------        ------         ------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid (net)                                        (17.5)         (0.2)         (0.3)         (18.0)
                                                          ------        ------        ------         ------

NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                       (17.5)         (0.2)         (0.3)         (18.0)
                                                          ------        ------        ------         ------

TAXATION
Overseas tax paid                                           --            --            (0.7)          (0.7)
UK taxation paid                                            --            (0.3)         --             (0.3)
                                                          ------        ------        ------         ------
TAX PAID                                                    --            (0.3)         (0.7)          (1.0)
                                                          ------        ------        ------         ------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                           --            (4.3)         (2.2)          (6.5)
Income from Grants                                          --             0.3          --              0.3
Income from sale of fixed assets                            --             0.2           0.3            0.5
                                                          ------        ------        ------         ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT                                        --            (3.8)         (1.9)          (5.7)
                                                          ------        ------        ------         ------
NET CASH (OUTFLOW)INFLOW BEFORE FINANCING                  (17.5)          5.6          (1.9)         (13.8)
                                                          ------        ------        ------         ------
FINANCING
Expenses in connection with raising debt                    (0.2)         --            --             (0.2)
New bank loans                                              16.4          --            --             16.4
Repayment of debt                                           (7.1)         --            (1.0)          (8.1)
Loans paid by Group companies                                6.6          (6.6)         --             --
                                                          ------        ------        ------         ------
NET CASH INFLOW (OUTFLOW) FROM FINANCING                    15.7          (6.6)         (1.0)           8.1
                                                          ------        ------        ------         ------
DECREASE IN CASH                                            (1.8)         (1.0)         (2.9)          (5.7)
                                                          ======        ======        ======         ======

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                          ITEM 1 - FINANCIAL STATEMENTS
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              (AMOUNTS IN MILLIONS)


NOTE 7    SUPPLEMENTARY INFORMATION (CONTINUED)

                                                          FOR THE 9 MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
                                                         PARENT       GUARANTOR    NON-GUARANTOR    COMBINED
                                                        COMPANY         MEMBERS       MEMBERS
                                                        (POUND)M       (POUND)M      (POUND)M       (POUND)M
NET CASH INFLOW FROM OPERATING ACTIVITIES                   --              5.1           3.3            8.4
                                                          ------         ------        ------         ------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid (net)                                        (17.6)          (0.1)         (0.4)         (18.1)
Sale of hedge                                                8.2           --            --              8.2
Cost of restructuring the balance sheet                     (1.2)          --            --             (1.2)
                                                          ------         ------        ------         ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                       (10.6)          (0.1)         (0.4)         (11.1)
                                                          ------         ------        ------         ------

TAXATION
UK taxation paid                                            --             (0.1)         --             (0.1)
                                                          ------         ------        ------         ------
TAX PAID                                                    --             (0.1)         --             (0.1)
                                                          ------         ------        ------         ------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                           --            (11.4)         (1.2)         (12.6)
Income from sale of fixed assets                            --              0.1          --              0.1
                                                          ------         ------        ------         ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT                                        --            (11.3)         (1.2)         (12.5)
                                                          ------         ------        ------         ------
NET CASH (OUTFLOW)INFLOW BEFORE FINANCING                  (10.6)          (6.4)          1.7          (15.3)
                                                          ------         ------        ------         ------
FINANCING
Grant received                                              --              4.7          --              4.7
New bank loans                                              18.4           --            --             18.4
Repayment of debt                                           (3.1)          --            (1.2)          (4.3)
Finance leases                                              --             (0.4)         --             (0.4)
Loans paid by Group companies                               (5.9)           5.9          --             --
                                                          ------         ------        ------         ------
NET CASH INFLOW (OUTFLOW) FROM FINANCING                     9.4           10.2          (1.2)          18.4
                                                          ------         ------        ------         ------
DECREASE IN CASH                                            (1.2)           3.8           0.5            3.1
                                                          ======         ======        ======         ======

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
     ITEM 2 - MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION

Some of the information presented in the following discussion constitutes forward-looking comments within the meaning of the Private Litigation Reform Act of 1995. Although Brunner Mond Group PLC (the "Company") believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, currency rate fluctuations operations across international boarders, the timing of orders received from customers, the gain or loss of significant customers, competition from other manufacturers and changes in the demand for and the pricing of the Company's products. In addition, increases in the cost of product, changes in the market in general and significant changes in new product introduction could result in actual results varying from expectations.

1.    ENERGY SUPPLY INTERRUPTION

On August 18, 2000 Powergen CHP started commercial operation of the new (pound)140 million Combined Heat and Power plant that supplies co-generated steam and electricity to the Group's two manufacturing sites in Northwich.

In early November Powergen CHP announced that unusually high levels of rainfall had caused the operation of the water treatment plant to be very difficult. Powergen continued to experience problems with its plant in December and in January 2001. Part of the power plant suffered damage and as a result the normal supply of steam to the Group's plants in Northwich could not be maintained. Powergen CHP declared Force Majeure with effect from November 2, 2000 and lifted it on January 22, 2001.

In response, Powergen CHP installed temporary additional water treatment equipment in November and gradually increased steam supplies during the month. Powergen CHP has committed to installing permanent additional water treatment equipment and expects it to be commissioned later in 2001.

Since the end of January the reliability of steam supplies has been good, with no interruptions.

The reduction of steam supplies has had an adverse impact on the Group's UK production and as a direct consequence it was necessary for Brunner Mond itself to declare Force Majeure and sell soda ash and sodium bicarbonate on an allocated basis. The allocation was introduced on November 6, 2000 and steadily increased during November to a level of 100% on December 6, 2000.

The Company has received payments from Powergen in respect of various interruptions of steam supply since the start of commercial operation.

2.    RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THE THREE AND NINE MONTHS ENDED MARCH 31, 2000

SALES

Sales for the three months ended March 31, 2001 increased by (pound)3.5 million, or 9.7%, to (pound)39.5 million compared to the quarter ended March 31, 2000, wherEAS sales for the nine months to ended March 31, 2001 increased by (pound)6.2 million, or 5.6%, to (pound)116.3 million compared to the equivalent period in 2000. The sales of the European businesses increased in the quarter to March 31, 2001 by (pound)2.3 million (7.2%) as a result of improved volumes and prices in the UK and in Continental Europe. The sales for the nine months to March 31, 2001 increased by (pound)1.1 million (1.1%) as a result of an increase in sales volumes that more than offset the reduction in the average soda prices for the nine months.

Sales from the African business increased by (pound)1.2 million or 30.0% to (pound)5.2 million and by (pound)5.1 million, or 42.1% to (pound)17.2 million for the quarter and nine months to March 31, 2001, respectively. The improvement in the quarter and the nine months was attributable to an improvement in volumes, to improved prices and to more favourable exchange rates.

GROSS PROFIT

Gross profit in the three and nine months ended March 31, 2001 increased by (pound)1.9 million, or 23.8%, to (pound)9.9 million and by (pound)5.2 million, or 20.2% to (pound)31.0 million respectively. The improvement in the quarter and nine months was mainly attributable to volume increases principally in the UK and from Kenya, and from a further reduction in the Group's cost base. The improvement in the nine months was also helped by the receipt of non-recurring income including a one-time technology licence fee, rates rebates, insurance recoveries and the release of certain accruals following the normal half-year review. This non-recurring income added (pound)2.3 million to gross profit in The nine months, The improvement in the UK volumes would have been more significant were it not for the sales lost as a consequence of Force Majeure. The contribution lost and resulting inefficiencies were partially made up by compensation received from Powergen CHP.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
     ITEM 2 - MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION

The reduction in costs and the compensation received explain the increase in gross profit percentage to 26.7% in the nine months ended March 31, 2001 compared to 23.4% in the equivalent period in 2000.

OTHER OPERATING EXPENSES (EXCLUDING EXCEPTIONAL ITEMS)

Operating expenses increased by (pound)0.1 million, or 1.5%, to (pound)6.7 million for the quarter, and by (pound)0.6 million, or 3.0%, to (pound)20.4 million in THe nine months to March 31, 2001.

The increase for the nine months was mainly attributable to the effect on distribution costs of the significant increase in volumes sold by the African businesses.

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Operating profit for the quarter and nine months ended March 31, 2001 increased by (pound)1.8 million, or 257% to (pound)2.5 million, and by (pound)4.6 million, or 121% to (pound)8.4 million respectively. The factors behind the improvement In gross profit for the quarter and nine months ended March 31, 2001 were also responsible for the improvement in operating profit.

EXCEPTIONAL ITEMS

Redundancy

The (pound)1.2 million exceptional charges in the nine months to March 2001, relates to the cost associated with making 24 employees in the UK redundant. During the quarter payments of (pound)0.3 million were made with respect to this provision and a further (pound)0.3 million was paid in relation to settlements provided for in the year ended June 30, 1999.

Demolition Provision

The provision for the demolition of power stations and other redundant buildings, increases the existing provision for the demolition of the power stations by (pound)2.9 million to (pound)4.5 million and creates a provision Of (pound)0.1 million for the demolition of other redundant buildings. The three power stations were decommissioned when the new Powergen co-generation plant was commissioned in August 2000. The actual cost of demolition will depend upon value of scrap materials recovered when the buildings are demolished.

Impairment Provision

The (pound)60.0 million provision for the impairment of goodwill and fixed assets relating to Brunner Mond Limited, recognises that the value of the business has been adversely affected by the reduction in soda ash prices experienced since the Group was acquired by Brunner Mond Group PLC in 1998.

OPERATING (LOSS)PROFIT

The Company produced an operating loss of (pound)60.5 million and (pound)55.8 million for the quarter and nine months ended March 31, 2001 compared to an operating profit of (pound)0.7 million and (pound)3.8 million generated in equivalent periods in 2000. These operating losses are principally the result of the exceptional charges described above.

FINANCING COSTS (NET)

Net financing costs for the three months to March 31, 2001 increased by (pound)6.3 million to (pound)11.2 million and for the nine months to March 31, 2001 increased by (pound)3.9 million to (pound)18.9 million respectively compared to the equivalent periods ended March 31, 2000. The increase mainly relates to the exchange loss that arose on revaluing the Dollar Notes to March 31, 2001 exchange rates and (pound)1.2 million that has been incurred in connection with restructuring the Group balance sheet. The interest charges within these figures increased by (pound)0.4 million and (pound)0.6 million respectively To (pound)5.3 million and (pound)15.6 million for the quarter and nine months ended March 31, 2001 compared to (pound)4.9 million and (pound)15.0 million in the equivalent period in 2000. There was no gain or loss on the Dollar Notes in the comparative period because the exchange exposure on this debt was hedged until September 18, 2000.

The exceptional refinancing costs are the expenses relating to the restructuring of the balance sheet.

During the nine months the Company unwound the part of the currency swap relating to exposure to movements in the US dollar/sterling exchange rates on the principal of $125 million US dollar denominated Senior Subordinated Notes (the "Dollar Notes"). This resulted in a receipt of (pound)8.2 million and loss due to a revaluation of the debt at March 31, 2001 of (pound)10.3 million from (pound)78.1 million to (pound)88.4 million. The net effect in the nine months to March 31, 2001 of realising the (pound)8.2 million gain on unwinding the hedge and on recognising the (pound)10.3 million increase in the sterling equivalent of the Dollar Notes is a loss of (pound)2.1 million.

On 28 March 2001, the Company cancelled all of the hedges against foreign exchange exposure to movements in the US Dollar against Sterling in relation to US Dollar interest payments on the US Dollar Denominated Notes. This (pound)0.2 million cancellation cost is included in interest expense.

TAX

The tax charge for the quarter of (pound)0.2 million compared to a charge of (pound)nil in the equivalent period in 2000, this was due to profits in the African businesses being higher than in the equivalent period in 2000. The tax credit for the nine months was (pound)1.0 million compared to (pound)0.3 million charge in 2000. This was mainly the result of releasing deferred tax in the nine months, following further tax losses.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
     ITEM 2 - MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION

RETAINED PROFIT/LOSS

The retained loss for the quarter of (pound)71.9 million compared to a loss of (pound)4.2 million in the equivalent period in 2000. The retained loss for the nine months was (pound)73.7 million compared to (pound)11.5 million.

3.    LIQUIDITY AND CAPITAL RESOURCES

The net cash from operating activities increased by (pound)0.4 million (20%) to (pound)2.4 million for the quarter and decreased by (pound)2.5 million (23%) to (pound)8.4 million for the nine months ended March 31, 2001. Cash flows in the quarter and nine months were favourably affected by the (pound)1.8 million and (pound)4.5 Million respective improvement in earnings before interest, tax, depreciation and amortization (EBITDA). The factors that were responsible for the improved gross and operating profit in the quarter and nine months ended March 31, 2001 were also responsible for the improvement in EBITDA. The improvement in EBITDA was more than offset by an increase in working capital of (pound)1.2 million for the quarter and (pound)7.0 million the nine months ended March 31, 2001. The increase in working capital was in part caused by paying capital creditors, in part linked to making redundancy payments which were provided in previous periods, and in part associated with a reduction in trade creditors.

CAPITAL  EXPENDITURE PROJECTS

Capital expenditures decreased by (pound)0.5 million to (pound)1.8 million in the quarter compared to the equivalent quarter in 2000 but increased by (pound)8.0 million to (pound)14.5 million (or (pound)12.6 million before financing leases) in the nine months ended March 31, 2001 compared to the capital invested in the nine months ended March 31, 2000. The increase was attributable to the major investment being made in the new rapid discharge system and new rail wagons, which were commissioned during January 2001 and are delivering limestone to Brunner Mond's sites in Northwich. The total investment in this project was (pound)9.0 million of which (pound)6.1 million is being funded by a Freight Facilities Grant awarded by the UK Government. (pound)1.9 million of the investment has been financed by a lease that was provided by Barclays Mercantile.

SENIOR FACILITY AGREEMENTS

The Guaranteed Unsecured Loan Notes ("GULS") were offered by the Company in lieu of cash as part of the offer to the former shareholders of Brunner Mond Limited. These notes are guaranteed by the syndicate of banks led by Chase Manhattan (the "Syndicate"), for which the Group pays a 2% guarantee fee. The notes are redeemable for cash at six monthly intervals at the Noteholders' option. Redemptions will be financed by drawing on an unutilized but committed element of the senior term loan facility. The GULS are repayable in full by June 30, 2003.

In July 1998, the Company raised $125.0 million in principal aggregate amount of 11% Senior Subordinated Notes 2008 ("the Dollar Notes") as part of the financing raised to acquire Brunner Mond Limited and its subsidiaries. The exchange exposure on this debt was hedged by entering into a five year swap agreement under which the principal and interest was swapped at an effective exchange rate of (pound)1=$1.60 and the interest was swapped at a rate of 12.28%. On September 18, 2000, the part of this swap that covered the principal was unwound to realize (pound)8.2 million. In October 2000, (pound)3.1 million of the (pound)8.2 million was used to make a prepayment on the term loan tranche of the Senior Facility, and the remaining (pound)5.1 million has been used to repay part of the revolving tranche (Tranche D), of the Senior Facility. The availability under Tranche D has not been reduced as a result of this repayment.

The Senior Debt is drawn on a (pound)105 million term loan and revolving credit facility provided by the Syndicate. The availability under this facility reduced to (pound)50 million in July 1998 when the Dollar Notes and the (pound)50 million 12.5% Senior Subordinated Notes 2008 ("the Sterling Notes") were issued. It was subsequently increased to (pound)60.0 million in April 2000, and then reduced to (pound)53.0 million in October 2000, when a (pound)7 million facility which had been made available by the Investor Group, lapsed. The facility was reduced by a further (pound)3.1 million to (pound)49.9 million in October 2000 when (pound)3.1 million of the (pound)8.2 million proceeds of the sale of currency swap was used to make a prepayment of the term loan. The (pound)49.9 million facility comprises (i) A revolving credit facility of (pound)20.0 million, under which (pound)19.9 million was drawn at March 31, 2001 and is repayable in full in July 2005, (ii) a term loan facility of (pound)12.2 million using Dutch Guilder/Sterling exchange rates at the date the facility was created, (as at March 31, 2001 this figure is (pound)11.7 million), under which (pound)7.1 million was drawn at March 31, 2001 and is to be repaid in instalments with the first repayment to be made in October 2001 and thereafter in six monthly instalments in April 2002 and ending in July 2005; (iii) a (pound)10.0 million Capital Expenditure facility under which (pound)4.3 million was drawn March 31, 2001 (drawings under the Capital Expenditure facility will be repayable in full in July 2005), (iv) a term loan facility of NLG 15.9 million ((pound)4.7 million equivalent using the Exchange Rates at draw down and (pound)4.5 million equivalent as at March 31, 2001) provided by shareholders which is repayable in full in July 2005 and (v) a (pound)3.0 million revolving facility provided by shareholders which is repayable in full in July 2005 and which was fully drawn at March 31, 2001. Amendments to the Senior Facility which were agreed in April 2000 made (pound)3.0 million of the Capital Expenditure facility available on a revolving basis for general corporate purposes. Of the (pound)4.3 million drawn on the Capital Expenditure facility at March 31, 2001, (pound)2.0 million was drawn on the (pound)3.0 million made available on a revolving basis.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
     ITEM 2 - MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION

In February 1999, in response to the deteriorating global soda ash market, amendments to the Company's Senior Facility Agreement were implemented. Under these amendments the shareholders (the 'Investor Group') of Starnhurst PLC, Brunner Mond Group PLC's ultimate parent, joined the syndicate of banks to make a new (pound)5 million loan (the 'New Loan') to the Company. The New Loan did not increase the total indebtedness of the Company, but was used to pre-pay the repayments of the Senior Facility due in 1999, 2000 and in January, 2001. The Company also agreed not to draw upon the (pound)10 million Capital Expenditure Facility without the unanimous consent of the bank syndicate. In addition, the amendments relaxed the banking covenants which applied during calendar year 2000, and introduced a requirement that each quarter the Company would certify that its forecasts confirm that the Company would be in compliance with its banking covenants during the period to December 2000.

The further reduction in soda ash prices in late 1999 adversely affected expectations for calendar year 2000 and as a result the Company did not expect to be able to meet the covenants which had been set for calendar years 2000 and 2001. Following discussions with its Senior Lenders it was agreed that the borrowing covenants should again be relaxed and accordingly the Company's Senior Facility Agreement was amended in April 2000. Under these amendments the Investor Group made a new (pound)10.0 million loan facility (the "Investor Facility") available to the Company. (pound)3.0 million of Investor Facility can be used for general corporate purposes and the other (pound)7.0 million was available until October 31, 2000 for refinancing other borrowings, subject to receiving the approval of the Investor Group. This (pound)7.0 million facility lapsed on October 31, 2000. These amendments also extended the requirement that each quarter the Company would certify that its forecasts confirm that the Company's existing facilities will be adequate during the following twelve months. In addition, the Senior Lenders have agreed to make (pound)3.0 million of the (pound)10.0 million Capital Expenditure Facility available for general corporate purposes.

The covenants set in April 2000 for 2001 and 2002, the size of the additional facility provided by the Investor Group and the amount of the existing capital expenditure facility made available by the Senior Lenders for general corporate purposes were based upon projections that assumed an improvement in the soda ash market during those periods and further improvements in the Company's cost base.

The Company experienced difficult trading conditions during 2000 attributable to continued weak pricing, and difficulties with Powergen's co-generation plant. Although the Company did secure improvements in its contracted soda ash prices for calendar year 2001, it remained concerned about its ability to continue to meet its banking covenants throughout 2001.

The Company has engaged financial and legal advisers to help with a review of the alternatives for restructuring certain of its debt obligations with a view to strengthening

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
     ITEM 2 - MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION


the Company's capital base. This review concluded that the preferred alternative is likely to include a proposal that the Dollar and Sterling Notes should be restructured and the Note Holders were therefore invited to form an Ad Hoc Committee to enter into negotiations with the Company. These negotiations are covered by confidentiality undertakings. Negotiations are continuing. The Ad Hoc Committee, comprises representatives of Aberdeen Asset Managers Limited, Barclays Bank PLC, CFSC Wayland Advisers Inc., Chase Manhattan International Limited, Citibank International plc, and Westdeutsche Landesbank Girozentrale.

The Company does not expect to be able to meet all of its banking covenants on May 30, 2001. The Syndicate is fully aware of the situation and supports the current restructuring discussions. The success of these negotiations is essential to the ability of the Company to continue to trade.

                             BRUNNER MOND GROUP PLC
                         PART 1 - FINANCIAL INFORMATION
                 ITEM 3 - QUANTATIVE AND QUALATITIVE DISCLOSURES
                                ABOUT MARKET RISK

The company is exposed to market risk from changes in the prices of its raw materials, foreign exchange and interest rates. There have been no material changes in market risk since the results for the last fiscal year were announced.

In July 1998, Brunner Mond Group PLC entered into a cross-currency swap with Chase Manhattan Bank and BHF-Bank to hedge exposure to potential adverse movements in the STG/USD Exchange Rate in relation to the US Dollar denominated Senior Subordinated Notes. This currency swap ensured a fixed exchange rate of STG/USD 1.60 and applied to 100% of the exposures until July 2003, when the swap terminates in its entirety. On September 18, 2000, the part of the swap which hedged the US$125 million principal of the US Dollar Subordinated Notes was, with Senior Lender consent, unwound to realize (pound)8.2 million. A condition of the partial sale of the swap required the Company to hedge foreign exchange exposure arising from US Dollar interest payments on the Bonds due in 2004 and in 2005. A hedge was entered into during the quarter to cover the exposure to exchange rate movements on the US Dollar interest payments on the Bonds due in 2004 and in 2005. On 28 March 2001, the Company cancelled all of the hedges against foreign exchange exposure to movements in the US Dollar against Sterling in relation to US Dollar interest payments on the US Dollar Denominated Notes. This cancellation cost (pound)0.2 million, which cost is included in interest expense. Therefore, the Company is currently exposed to accounting translation risk (except for the purposes of banking covenant calculations) from adverse movements in the STG/USD exchange rate when retranslating the US Dollar Denominated Bonds and interest thereon into Sterling when preparing financial reports, and also to potential transaction risk in relation to the principal value of these Bonds and interest thereon.

There have been no other material changes in market risk since the results for the last fiscal year were announced.

                             BRUNNER MOND GROUP PLC
                           PART II - OTHER INFORMATION

                                      ITEM
                           PART II - OTHER INFORMATION

ITEM 1     LEGAL PROCEEDINGS
           NONE

ITEM 2     CHANGES IN SECURITIES AND USE OF PROCEEDS
           NONE

ITEM 3     DEFAULTS UPON SENIOR SECURITIES
           NONE

ITEM 4     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
           NONE

ITEM 5     OTHER INFORMATION
           NONE

ITEM 6     EXHIBITS AND REPORTS ON FORM 8-K

                        BRUNNER MOND GROUP PLC
                         PART II - OTHER INFORMATION
                  ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K



                                                          Location of
Item                                                      Document in
 No:                                                       Sequential
                                                            Numbering
                                                             System +

3.1    Memorandum and Articles of Association of Soda Ash
       Investments plc                                          (1)
3.2    Certificate of Incorporation on Change of Name of
       Brunner Mond Group plc                                   (1)
3.3    Memorandum and Articles of Association of Brunner
       Mond (UK) Limited                                        (1)
3.4    Memorandum and Articles of Association of Brunner
       Mond Limited                                             (1)
3.5    Memorandum and Articles of Association of Brunner
       Mond Soda Holdings Limited                               (1)
3.6    Memorandum and Articles of Association of
       Pampascrown Limited                                      (1)
4.1    Sterling Indenture dated as of July 24, 1998
       between the Issuer and IBJ SCHRODER BANK & TRUST
       COMPANY, as trustee                                      (1)
4.2    Dollar Indenture dated as of July 24, 1998 between
       the Issuer and IBJ SCHRODER BANK & TRUST COMPANY,
       as trustee                                               (1)
4.3    Form of  11% Senior Subordinated Notes                   (1)
4.4    Form of 12 1/2% Senior Subordinated Notes                (1)
4.5    Exchange and Registration Rights Agreement dated as
       of July 15, 1998 among the Issuer, CHASE MANHATTAN
       INTERNATIONAL LIMITED and CHASE SECURITIES INC           (1)
4.6    Purchase Agreement dated as of July 15, 1998 among
       the Issuer, CHASE MANHATTAN INTERNATIONAL LIMITED
       and CHASE SECURITIES INC                                 (1)
4.7    Sterling Note Depositary Agreement dated as of July
       24, 1998 between the Issuer and IBJ SCHRODER BANK &
       TRUST COMPANY                                            (1)
4.8    Dollar Note Depositary Agreement dated as of July
       24, 1998 between the Issuer and IBJ SCHRODER BANK &
       TRUST COMPANY                                            (1)
10.1   Barclays Mercantile(pound)1.78 million lease commitment  Attached
(1) Incorporated by reference to the respective exhibit to the Group's Form F-4 Registration Statement No.
       333-9464.